Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Fiscal Year Ended December 31,
	2005	2006	2007	2008	2009
Income (loss) before income taxes	$(30,670)	$9,115	$20,305	$14,730	$(4,977)
Fixed charges	59	60	167	338	180

Total earnings (loss) for computation of ratio	$(30,611)	$9,175	$20,472	$15,068	$(4,797)

Fixed Charges:
Interest attributable to rentals [a]	$59	$60	$167	$338	$180

Total fixed charges	$59	$60	$167	$338	$180

Ratio of earnings to fixed charges [b]	—	153	123	45	—

a)	Interest attributable to rentals equals one-third of total rental expense.
b)	Due to our losses in the years ended December 31, 2005 and 2009, the ratio coverage was less than 1:1. Additional earnings of less than $0.1 million in 2005 and $0.2 million in 2009 would have been required to achieve a ratio of 1:1.